KRAMER LEVIN NAFTALIS & FRANKEL llp

                July 17, 2008

VIA EDGAR AND BY FEDERAL EXPRESS

Mr. Daniel L. Gordon
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0510

Re:	Secured Income L.P. Form 10-K for the period ended December 31, 2007 Filed April 15, 2008 File No. 0-17412

Dear Mr. Gordon:

Reference is made to the letter dated June 23, 2008 (the “Comment Letter”) to Mr. Neal Ludeke, Chief Financial Officer of Wilder Richman Resources Corporation, a general partner of Secured Income L.P. (the “Company”), setting forth the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Form 10-K filed by the Company on April 15, 2008 (the “Form 10-K”) with the Securities and Exchange Commission (the “Commission”).

This letter sets forth the Company’s responses to the Staff’s comments.  For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the applicable comment.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.  We are also sending courtesy copies of this letter to you by Federal Express.

Form 10-K for the year ended December 31, 2007

Note 1. Consolidated Statements of Operations, page F-5

1.
In future filings please revise to present the results from discontinued operations as a single line item on the face of your consolidated statements of operations.  For reference see paragraph 43 of SFAS 144.

KRAMER LEVIN NAFTALIS & FRANKEL llp

Mr. Daniel L. Gordon
July 17, 2008

The Company will present the results from discontinued operations as a single line item on the face of its consolidated statements of operations in future filings.

Note 2. Exhibits 31.1 and 31.2

2.
We note that the certifications are not in the proper form.  The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect.  For example, the introduction to paragraph 4 should include reference to internal controls over financial reporting and paragraph 4(b) should no longer be omitted.  Accordingly, please file an amendment to your Form 10-K that includes the certifications of your current Principal Executive Officer and Principal Financial Officer in the form currently set forth in Item 601(b)(31) of Regulation S-K.

The Company is filing an amendment to its Form 10-K to amend the certifications of its Principal Executive Officer and Principal Financial Officer in the form currently sent forth in Item 601(b)(31) of Regulation S-K, including the reference to internal controls over financial reporting in the introduction of paragraph 4 and paragraph 4(b).

In connection with this response to the Comment Letter, we are also providing a written statement from the Company acknowledging the items set forth in the Comment Letter, attached hereto as Exhibit A.

Kindly acknowledge receipt of this letter by stamping the enclosed copy and returning it in the enclosed pre-addressed, postage pre-paid envelope.  If you have any questions or comments regarding the responses set forth herein, please do not hesitate to contact me at (212) 715-9506.

                                                Sincerely,

                                                /s/ John A. Plauché
                                                John A. Plauché

cc:   Mr. Neal Ludeke, CFO
    Secured Income L.P.

EXHIBIT A

                July 17, 2008

VIA EDGAR AND BY FEDERAL EXPRESS

Mr. Daniel L. Gordon
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0510

Re:	Secured Income L.P. Form 10-K for the period ended December 31, 2007 Filed April 15, 2008 File No. 0-17412

Dear Mr. Gordon:

Reference is made to the letter dated June 23, 2008 (the “Comment Letter”) to Mr. Neal Ludeke, Chief Financial Officer of Wilder Richman Resources Corporation, a general partner of Secured Income L.P. (the “Company”), setting forth the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Form 10-K filed by the Company on April 15, 2008 (the “Form 10-K”) with the Securities and Exchange Commission (the “Commission”).

This letter acknowledges the following on behalf of the Company, by Wilder Richman Resources Corporation and WRC-87A Corporation, as general partners of the Company:

•	Wilder Richman Resources Corporation and WRC-87A Corporation, as general partners of the Company, are responsible for the adequacy and accuracy of the disclosure in the Company’s Form 10-K filing;

•
Commission staff comments or changes in the disclosure of the Company in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s Form 10-K filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the responses set forth herein, please do not hesitate to contact Neal Ludeke, Chief Financial Officer of Wilder Richman Resources Corporation at (203) 869-0900.

Sincerely,

By:	Wilder Richman Resources Corporation, General Partner

/s/ Richard Paul Richman
Richard Paul Richman

Cheif Executive Officer

/s/ Neal Ludeke
Neal Ludeke

Cheif Financial Officer

By:	WRC-87A Corporation, General Partner

 /s/ Richard Paul Richman
                                     Richard Paul Richman
                                         Executive Vice President and Treasurer

cc:           Secured Income L.P.
Kramer Levin Naftalis & Frankel LLP